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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             CHASE INDUSTRIES INC.
                           (Name of Subject Company)

                             CHASE INDUSTRIES INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                  161568-10-0
                     (CUSIP Number of Class of Securities)

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                                MARTIN V. ALONZO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CHASE INDUSTRIES INC.
                             14212 COUNTY ROAD M-50
                             MONTPELIER, OHIO 43543
                                 (419) 485-3193
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)

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                                With a copy to:

                             RODNEY L. MOORE, ESQ.
                             Vinson & Elkins L.L.P.
                          2001 Ross Avenue, Suite 3700
                              Dallas, Texas 75201
                                 (214) 220-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, this "Schedule 14D-9") relates to an offer by Chase Acquisition Corporation, a Delaware corporation ("Purchaser") and a majority-owned subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase up to an aggregate of 2,300,000 shares of common stock, par value $.01 per share (the "Common Stock") of Chase Industries Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement dated as of December 28, 2000 (the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC, as Rights Agent. The
Schedule 14D-9 originally was filed with the Securities and Exchange Commission on January 16, 2001, and amended by Amendment No. 1 filed with the Commission on January 25, 2001 (as amended, the "Schedule 14D-9"). This Amendment No. 2 amends
Item 4 of the Schedule 14D-9. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Original Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended to read in its entirety as follows:

     (a) Recommendation. THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), ACTING THROUGH A SUBCOMMITTEE ESTABLISHED AS DESCRIBED BELOW, HAS DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTEREST OF THE HOLDERS OF SHARES OF COMMON STOCK OTHER THAN COURT SQUARE AND PURCHASER (THE "PUBLIC STOCKHOLDERS"). ACCORDINGLY, THE SUBCOMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Subcommittee has been delegated the responsibility of responding to the Offer and any modification to the Offer. The Subcommittee's recommendation was based on the Subcommittee's review and consideration of the interests of the Public Stockholders.

     A letter to stockholders communicating the Subcommittee's position and a copy of the press release announcing such recommendation are filed as Exhibits A and B hereto, respectively, and are incorporated herein by reference.

     (b) (i) Background of the Offer and Recommendation. As part of its ongoing oversight of the management of the affairs of the Company, the Board periodically over the last several years has initiated and evaluated various alternatives to increase the value of the Common Stock to all of the Company's stockholders. The alternatives evaluated have included, but were not limited to, the following: (i) the sale of the Company, (ii) the sale or other disposition of the Company's Leavitt Tube Company subsidiary ("Leavitt Tube"), and (iii) the implementation of a leveraged recapitalization plan of the Company which could have included either (a) the payment to the Company's stockholders of a special one-time cash dividend or (b) the repurchase of some portion of the Common Stock through a dutch auction self-tender or other means. As part of its evaluation of such alternatives, the Board consulted with its outside legal and financial advisors, Vinson & Elkins L.L.P. and, commencing October 1999, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ").

     At a Board meeting held on February 9, 2000, DLJ presented an evaluation of the Company's debt capacity scenarios in conjunction with the Board's evaluation of the long-term strategy for the Company and strategic alternatives to provide value to the Company's stockholders, including a potential sale of the Company as compared to a cash dividend or partial stock repurchase. The Board members then requested Mr. Alonzo and DLJ to further investigate financing options that may be available to enable the Company to effect a dividend or stock repurchase, and requested DLJ to analyze the impact of such a transaction on the Company, its stockholders and the Common Stock.

     At a Board meeting held on March 8, 2000, DLJ presented to the Board an evaluation of various strategic alternatives. DLJ's presentation included a further analysis of the Company's debt capacity and financing
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options that may be available to enable the Company to fund a partial stock repurchase or a cash dividend. DLJ also reviewed investment highlights regarding the Company and potential issues that could affect the valuation of the Company if the Board elected to pursue a sale of the Company at that time. The Board considered the Company's financing options and strategic alternatives for the Company, including maintaining the status quo of the Company, engaging in a recapitalization transaction involving a partial stock repurchase or dividend and pursuing a sale of the Company. Based upon the advice of DLJ and the Board members' evaluation of the information presented by DLJ, the Board members present, including Messrs. McWilliams and Corpening, concluded that the Board should not currently pursue a recapitalization transaction or a sale of the Company, but may reconsider a sale of the Company as certain issues and uncertainties that the Board believes may adversely affect the valuation of the Company are resolved or further quantified, including the sale of Leavitt Tube and certain material litigation, or at such time as the Board may otherwise determine that a sale of the Company is in the best interest of the Company's stockholders. The Board also has considered from time to time whether to defer consideration of a sale of the Company until the Company's brass rod capacity expansion program, described below under Item 4(b)(ii)(A)(1), becomes operational.

     At a Board meeting held on October 19, 2000, the Board further discussed potential alternatives for Leavitt Tube and determined to engage an investment bank to pursue a sale of Leavitt and simultaneously review other strategic alternatives for Leavitt Tube. In November 2000, the Company engaged Robinson-Humphrey to assist the Company in pursuing a sale of Leavitt Tube.

     On December 14 and 15, 2000, Mr. McWilliams telephoned each of the other members of the Board to inform them that Purchaser, an affiliate of CVC, planned to announce its intention to commence a tender offer for 2,300,000 shares of Common Stock and to subsequently pursue a second-step merger. Certain Board members requested Mr. McWilliams to postpone the announcement until after January 1, 2001, so that the Board could have an opportunity to meet with Mr. McWilliams to discuss Purchaser's proposal. Mr. McWilliams refused to postpone the announcement. In addition, the Board contacted its legal and financial advisors regarding Mr. McWilliams' intentions and authorized such parties to commence work in the evaluation of the proposal as communicated to the Board members by Mr. McWilliams.

     On the morning of December 18, 2000, the Board held a telephonic meeting to consider Purchaser's intended transactions. During this meeting, each of the Board members, other than Mr. Corpening, again requested Mr. McWilliams to postpone the announcement until after January 1, 2001, to allow the Board to engage in discussions with Mr. McWilliams regarding the proposal. Mr. McWilliams again refused to postpone the announcement. Mr. McWilliams explained that he was unwilling to defer the timing of the announcement of the tender offer and proposed merger because, in his opinion, the Board had not adequately addressed Mr. McWilliams' requests to consider and approve a transaction to provide liquidity to the Company's stockholders. After Messrs. McWilliams and Corpening excused themselves from the meeting, the remaining Board members discussed terms of the proposal as communicated to them by Mr. McWilliams and determined that the Board should evaluate and implement such actions and processes as may be necessary or appropriate to preserve its flexibility to adequately evaluate the proposal and consider other alternatives and properly discharge its fiduciary obligations in connection therewith. Later that day, Purchaser (1) delivered a letter to the Board confirming Purchaser's intent to publicly announce its intent to commence the Offer and subsequently pursue a second-step merger and
(2) issued a press release announcing Purchaser's intent. A copy of Purchaser's letter to the Board dated December 18, 2000, is included in Purchaser's Schedule TO.

     On December 18, 2000, the Board amended and supplemented its original engagement letter with DLJ dated October 27, 1999, to account for, among other things, the recent acquisition of DLJ by Credit Suisse First Boston Corporation ("CSFB"). As such, CSFB would be replacing DLJ and acting as the Company's exclusive financial advisor in its evaluation of the Offer and any alternative transactions.

     On December 26, 2000, the Company held a telephonic Board meeting to discuss the Offer and the process the Board should take to preserve its ability to adequately discharge its fiduciary duties. At this meeting, the Board (other than Messrs. McWilliams and Corpening) reviewed with its legal and financial advisors materials provided to them the prior week (which included a draft of the Rights Agreement and proposed amendments to the Company's bylaws) and unanimously adopted the Rights Agreement and certain

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amendments to the Company's bylaws, copies of which have been filed with the
Securities and Exchange Commission on Form 8-K. Subsequent to the December 26th Board call, the Board directed management and the Company's legal and financial advisors to continue their evaluation of the Offer.

     On January 9, 2001, the Board held a meeting to further review the terms of the Offer and the Board's course of action with respect to the Offer. Messrs. McWilliams and Corpening were present at the beginning of the meeting and the Board determined at this meeting to establish a subcommittee of the Board (the "Subcommittee") comprised of four outside independent directors to act on behalf of the Board to evaluate the Offer and other alternatives and provide a recommendation to the Company's Public Stockholders regarding the Offer. The members of the Subcommittee also constitute a majority of the whole Board. At a meeting of the Subcommittee on January 9, 2001, CSFB reviewed for the Subcommittee the status of its evaluation of the Offer, including various concerns regarding the ability of Purchaser to finance the offer based upon the terms and conditions of the commitment letter in Purchaser's Schedule TO. CSFB also reviewed a preliminary valuation analysis of the Company. In addition, the Company's legal counsel reviewed for the Subcommittee its assessment of the Offer, including the lack of an unconditional guarantee regarding the proposed Merger. Also reviewed at the meeting were the number and nature of calls by third parties which were received by the Company and CSFB over the prior several weeks regarding a possible extraordinary corporate transaction involving the Company. In particular, CSFB discussed with the Subcommittee the high level of interest exhibited by an investment grade corporate acquiror, whose financial advisors had made several calls to CSFB expressing a willingness to move quickly toward a possible business combination involving the Company.

     On January 9, 2001, at the direction of the Subcommittee, CSFB contacted Mr. McWilliams to discuss certain aspects of the Offer. On January 10, 2001, CSFB met with Mr. McWilliams, Mr. Corpening and Darren Fogel, an employee of Court Square, to discuss the Offer. CSFB asked for clarification on the terms of the Offer and proposed Merger, particularly financing terms and whether Purchaser was going to commit to pay the same consideration in the proposed Merger, $10.50 in cash per share, as is payable in the Offer. Mr. McWilliams confirmed orally that Court Square and Purchaser currently intended to pay $10.50 in cash per share in the proposed Merger. CSFB then discussed the financing for the Offer and proposed Merger and explained a number of deficiencies with the financing commitments. Mr. McWilliams noted that he would confer with Purchaser's financing source to clarify the concerns raised by CSFB.

     Between January 9, 2001, and January 12, 2001, at the direction of the Subcommittee, CSFB and Mr. Alonzo contacted several other companies to inquire as to their interest in a business combination transaction with the Company. On January 12, 2001, the Company received a non-binding proposal from the investment grade corporate acquiror referred to above (the "Third Party Bidder") outlining a proposal to acquire the Company for a cash purchase price of approximately $12.00 per share. The proposal, while subject to due diligence and other conditions (including that Purchaser would be willing to support such proposal), indicated that the Third Party Bidder was prepared to move quickly and expeditiously toward effecting the transaction.

     On January 12, 2001, the Subcommittee held a telephonic meeting to receive an update of Mr. Alonzo's and CSFB's efforts over the prior three days. Based upon discussions at this meeting, the Subcommittee authorized that the Third Party Bidder be given access to the Company's confidential information in an effort to determine on what basis a possible transaction with the Third Party Bidder could be concluded. In addition, CSFB was instructed to work further with Purchaser regarding its financing, as a first step in determining if Purchaser would have the ability to not only finance the Offer and Merger, but whether it would have the ability to support a higher price given the Third Party Bidder's written proposal.

     On January 13, 2001, the Company and the Third Party Bidder entered into a confidentiality agreement, and over the weekend and into Monday, January 15, the Third Party Bidder engaged in extensive business, financial and legal due diligence. On January 15, the Third Party Bidder delivered to the Company a letter containing a non-binding proposal to acquire all of the outstanding shares of Common Stock at a price per share of (i) $11.00 plus (ii) 75% of any net cash proceeds received (including any related tax benefits realized or reasonably expected to be realized) by the Company from its disposition of Leavitt Tube. This proposal was

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contingent on CVC/Court Square committing their shares to the transaction and the sale of Leavitt Tube. The Subcommittee estimates that the aggregate value of the Leavitt Tube portion of the consideration payable to the Company's stockholders would amount to between $1.00 to $2.00 per share, implying an aggregate per share price of the proposal of between $12.00 and $13.00 for each share of Common Stock. The Subcommittee has commenced negotiations with an unidentified third party for the sale of Leavitt Tube on terms that the Subcommittee believes would satisfy this condition in the Third Party Bidder's proposal. The Third Party Bidder's proposal also was subject to the completion of due diligence and financing documentation, and approval by the Third Party Bidder's board of directors of a definitive agreement.

     Subsequent to the submission of the Third Party Bidder's proposal, which, by its terms, expired on January 16, CSFB had several discussions with the Third Party Bidder's financial advisors regarding the proposal and Company management had discussions with members of the Third Party Bidder's management. During these discussions, some of which occurred as recently as January 24, the Third Party Bidder and its financial advisors stated that the Third Party Bidder remained very interested in pursuing its proposal and was prepared to move on an expedited basis to effect the transaction, that its due diligence could be completed in several days, and that the Third Party Bidder had the financial capability to effect the transaction. Notwithstanding these discussions, there is no assurance that the Third Party Bidder could obtain sufficient financing to effect the proposed transaction or that the Company would be able to consummate a transaction with the Third Party Bidder on acceptable terms, or at all.

     On Friday, January 12, 2001, and over the ensuing weekend, CSFB also delivered materials to Mr. McWilliams, Mr. Corpening, Mr. Logan and Purchaser's financing source regarding the Company's existing financing arrangements and the Company's capital expenditure plans for 2001. CSFB and these individuals had a series of telephone calls over the weekend to review these materials, and to review the terms of the commitment letters provided to Purchaser by its financing source. During these calls, CSFB informed Purchaser that the Company did not believe that the financing commitments, in their current form, would provide financing sufficient to enable Purchaser to consummate the Offer and the proposed Merger at $10.50 in cash per share and that the deficiencies in the financing should be cured to evidence Purchaser's ability to consummate the transactions. Based upon these conversations, representatives from Purchaser's financing sources stated that they would contact CSFB on Tuesday, January 16, with the requested points of clarification.

     On the morning of Tuesday, January 16, 2001, the Subcommittee held a telephonic meeting to review the status of calls to and from other third parties, the terms of the Third Party Bidder's proposal and the status of discussions with Purchaser regarding deficiencies in its proposal, and to formally approve the disclosures in the Schedule 14D-9 that the Company filed with the Commission later that day. Based on the Subcommittee's evaluation of the Third Party Bidder's proposal, the Subcommittee authorized CSFB to pursue further discussions with the Third Party Bidder to attempt to improve certain aspects of its proposal and to contact Mr. McWilliams and other representatives of CVC/Court Square to discuss their general level of interest in supporting the Third Party Bidder's proposal.

     CSFB met with Mr. McWilliams and Mr. Fogel that afternoon. At the meeting, CSFB briefly described the substance of the disclosures in the Schedule 14D-9 that the Company was in the process of filing with the Commission that day, including the disclosure that, at the direction of the Subcommittee, the Company was engaged in discussions with other parties who may be interested in a business combination with the Company. CSFB then informed Messrs. McWilliams and Fogel that the Company remained concerned about Purchaser's ability to finance the Offer and proposed Merger, reviewed specifically the bases for CSFB's concerns regarding Purchaser's financing and informed Messrs. McWilliams and Fogel that the current deficiencies in Purchaser's financing needed to be cured for the Subcommittee to be comfortable in Purchaser's ability to consummate the Offer and proposed Merger. Mr. McWilliams did indicate that, upon consideration of the bases for CSFB's concerns regarding Purchaser's financing, Purchaser's financing could be hampered. As an alternative to pursuing the Offer, CSFB informed Messrs. McWilliams and Fogel that an unidentified third party had delivered a written proposal to the Company to pursue a business combination at an implied per share cash price meaningfully in excess of the per share price of the Offer and proposed Merger and that CSFB would like to discuss whether CVC/Court Square would support the transaction. In addition,
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CSFB raised the possibility of whether, given the structure of the Third Party
Bidder's proposal, Purchaser would be interested in acquiring Leavitt Tube as part of the overall transaction with the Third Party Bidder. CSFB outlined the hypothetical basis of such acquisition and the likely contractual requirements that such an acquisition would require. Mr. McWilliams stated that, while he was interested, he could not respond to CSFB until he received the financial and tax information that the Third Party Bidder had received and until he received detailed information regarding the proposed business combination. CSFB informed Mr. McWilliams they would review these requests with the Company but that Court Square and Purchaser would be required to sign a confidentiality agreement, just as the Third Party Bidder had done, prior to receiving any nonpublic information. CSFB also stated that it would discuss with the Third Party Bidder whether CSFB could provide more details regarding the proposed business combination to Court Square and Purchaser.

     The Company's counsel forwarded a draft confidentiality agreement to Court Square and Purchaser's counsel on January 17, 2001. Court Square and Purchaser refused to execute a confidentiality agreement, notwithstanding the Company's willingness to negotiate a mutually acceptable nondisclosure period. On Thursday, January 18, 2001, CSFB called Mr. McWilliams to discuss a specific proposal regarding Purchaser's possible acquisition of Leavitt Tube to gauge Mr. McWilliams' interest in the Leavitt Tube transaction. On January 18, 2001, the Board received the following letter from Mr. McWilliams:

                                January 18, 2001

Chase Industries Inc.

14212 County Road M-50
Montpelier, OH 43543
Attention: Board of Directors
c/o Michael T. Segraves, Secretary

Gentlemen:

     I have had a series of discussions with representatives of the Company over the last week regarding the offer we have made to the shareholders. It became obvious from those discussions that the Company has provided information to other parties that it has not provided to us. We have been told that if we sign a confidentiality agreement that prevents us from any public disclosure of these materials until February 8th we can have access to this information. As our respective counsel have discussed with each other, assuming that we could agree to this and still fulfill our obligations under the securities laws and assuming we filed these materials with the Securities and Exchange Commission on February 8th, this would likely require us to extend the Offer until February 22nd.

     When I first started calling directors on December 14th, I noted that the Company had 47 days to respond prior to the proposed closing date of our Offer. We believe we have been more than fair. We informed the members of the Board prior to making any public announcement; we delayed the commencement of our Offer to allow the Board a full opportunity to respond; we kept our Offer open longer than any required time period and we have stated that we would make ourselves available at any time to discuss the Offer. We have also requested the information that the Company provided to third parties who have not made any offer or commitment to the shareholders. The Board's response has been to adopt a poison pill to prevent shareholders from selling their shares, to adopt bylaw amendments to frustrate our ability to vote our shares and to offer to provide information if we keep our Offer open for 69 days.

     We are not going to extend our Offer. It will expire on January 31. It is up to the Board to decide whether to let shareholders accept our offer or not. Obviously if the Board does not redeem or otherwise amend the poison pill, we will not be able to purchase any shares in the Offer and the Offer will expire without the conditions being satisfied. If the Board decides it will not let shareholders sell their shares at the attractive price we have offered, we will not entertain any other offers for the shares that Court Squares owns. The Board

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will have to live with the consequences. We obviously will reserve all rights that we may have in the future to improve shareholder value and allow shareholders to profit from their investments in the Company.

     I sincerely hope the Board will make the right decision.

                                            Sincerely,

                                            /s/ THOMAS F. MCWILLIAMS
                                            ------------------------------------

     On Friday, January 19, 2001, the Third Party Bidder granted permission for the Company to disclose its identity and the express terms of its proposal to Court Square and Purchaser. CSFB again met with Mr. McWilliams, Mr. Corpening and Mr. Fogel to provide this information. At the outset of the meeting, Mr. McWilliams restated his views made in a telephonic conservation he had with CSFB earlier in the day whereby he stated that, upon reflection, he had two concerns regarding the Third Party Bidder proposal, structure and price. Mr. McWilliams indicated that he was uncomfortable with a sale of Leavitt Tube being a condition to the Third Party Bidder's proposal. As such, Mr. McWilliams stated that he was not interested in reviewing a copy of the Third Party Bidder's January 15 letter. CSFB nonetheless orally communicated the basic terms of the proposal, including the Third Party Bidder's identity, the nature of the Third Party Bidder's actions and due diligence, the likely ability of the Third Party Bidder to finance such a transaction and the implied value of the proposal, which CSFB stated could, based upon a range of assumptions for the Leavitt Tube disposal, be in the mid $12.00 range per share. Mr. McWilliams then expressed his interest in pursuing Purchaser's Offer, to which CSFB restated its concerns as previously communicated to Messrs. McWilliams and Fogel and noted that representatives of Purchaser's financing sources had not contacted CSFB earlier in the week as they had stated they would.

     In light of Mr. McWilliams' lack of enthusiasm to pursue a purchase of Leavitt Tube by Purchaser, the Subcommittee has commenced negotiations with an unidentified third party for the sale of Leavitt Tube on terms that the Subcommittee believes would satisfy the condition in the Third Party Bidder's proposal.

     On Sunday, January 21, 2001, the Subcommittee held a telephonic meeting in which the Subcommittee discussed Mr. McWilliams' letter of January 18 and CSFB updated the Subcommittee on its discussions with Mr. McWilliams and other representatives of Court Square and Purchaser since the Subcommittee meeting of January 16, as well as its discussion with the Third Party Bidder since that time. On Monday, January 22, 2001, the Subcommittee held another meeting at which the Subcommittee discussed with legal counsel and CSFB the current status of the Offer, as evidenced by Mr. McWilliams' letter of January 18 and statements by Mr. McWilliams on January 19, CSFB's evaluation of the Offer including the deficiencies in the Offer described in Item 4(b)(ii) below and Purchaser's refusal to increase the offer price and failure to address the financing and merger consideration conditions. The Subcommittee also discussed its recommendation to stockholders based on these factors. In the afternoon of January 22, the Subcommittee then sent the following letter to Mr. McWilliams:

                                January 22, 2001

Thomas F. McWilliams
Citicorp Venture Capital Ltd.
399 Park Avenue
14th Floor, Zone 4
New York, New York 10043

     I am writing this letter to you on behalf of myself and the other members of the Subcommittee of the Board of Directors of Chase Industries Inc., in our capacities as directors of Chase, in response to your letter of January 18, 2001. I will first say that we are all very disappointed with the manner in which you have conducted yourself in communicating with us during this process. We have conducted ourselves throughout

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this process in a manner consistent with our fiduciary duties with the best interest of the Chase Industries stockholders in mind. As you know, we have offered you, as a representative of Chase Acquisition Corporation, the opportunity to access the same information as has been made available to other parties in the process provided that you sign a confidentiality agreement. Our need to maintain confidential treatment of this information is based, in part, on our interest in protecting other recipients of such information to the extent they participate in an acquisition of Chase Industries. You and your attorney determined that, given your filing status, this was not something you were willing to do despite our offer to agree on a mutually acceptable short nondisclosure period (providing us 24 hours advance notice of your intended disclosure so that we could comply with our disclosure requirements under the federal securities laws). Rather than communicating back to us to pursue a resolution of this matter, we received your letter of January 18.

     As you know, we have been engaged in serious discussions with a third party who had delivered a letter proposing an alternative transaction. In fact, as was communicated to you in general terms on January 16 and more specifically on January 19 by our financial advisors, this third party has made an offer to acquire 100% of the outstanding stock of the Company at a substantial premium (i.e., $11.00 per share plus 75% of the net proceeds and tax benefits from the sale of Leavitt, which we estimate will result in a total purchase price of between $12.00 and $13.00 per share) to the price which you have offered. However, your letter of January 18 indicates that you are not willing to support this higher offer, and you confirmed this to our financial advisors on January
19. In fact, I understand that on January 19 you stated to our financial advisors that you were not prepared to sell your shares unless the per share price was in the high teens or low twenties, yet you believe Chase Acquisition's tender offer price of $10.50 a share is fair to the other Chase Industries' stockholders. This position is not only contradictory, but also puzzling. As stated in Chase Acquisition Corporation's Schedule TO, (i) you have been critical of the Board's efforts to consider and implement alternatives to create value for all stockholders and (ii) your initial proposal to defer announcement was to enter into an agreement at $10.50 per share that allowed the Company to actively solicit and accept a higher offer. Now, the Board has brought a higher offer to the table, which clearly creates value for all stockholders yet your position is to refuse to support or even consider this offer and attempt to proceed with your lower offer.

     We are not prepared to support or recommend to the Chase Industries stockholders that they tender their shares in response to Chase Acquisition Corporation's offer. However, we would be willing to reevaluate the offer if Chase Acquisition Corporation (i) increases its offer price and (ii) provides adequate assurance and modifications to the offer to address deficiencies, including significant deficiencies in the financing and assurance of the merger consideration, that we perceive in the offer (these deficiencies were communicated to you initially on January 10 and to date you have not cured these deficiencies). In furtherance of your efforts to do so, enclosed is the information which you have requested that was provided to the third party who made the higher offer. As you are unwilling to cause Court Square Capital Limited and Chase Acquisition Corporation to provide to Chase Industries a confidentiality agreement as requested and you have asserted that, as a director of Chase Industries, you are entitled to this information, this information is being provided to you in your capacity as a director of Chase Industries. We remind you that this information is non-public information and, as you are a director of Chase Industries, you owe a duty of confidence to Chase Industries with respect to this information.

     As the Subcommittee continues to conduct its process of evaluating a course of action with the interest of the Chase Industries stockholders in mind, I sincerely hope that you will act accordingly as well.

                                            Very truly yours,

                                            /s/ ROBERT D. KENNEDY

     On the evening of Monday, January 22, 2001, Mr. Corpening contacted CSFB on behalf of Purchaser and requested a copy of Third Party Bidder's proposal letter of January 15, 2001. A copy of the letter was provided to Mr. Corpening that evening. On January 23, 2001, Court Square, Purchaser and the Company agreed upon the terms of a confidentiality agreement, which was executed and delivered on January 24, to
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cover materials provided to Court Square or Purchaser, including the materials previously provided to Mr. McWilliams by Mr. Kennedy's letter of January 22. On January 24, the Company also granted permission to PNC Bank, National Association ("PNC"), which is Purchaser's financing source which also serves as the lead and agent bank for the Company's primary credit facility, to allow PNC's representatives assisting Purchaser in connection with Purchaser's financing to have access to PNC's personnel associated with the Company's PNC credit facility and information in the possession of PNC regarding the Company. A meeting also has been scheduled for Friday, January 26, between Purchaser and its representatives and management of the Company to review the financial information provided to Purchaser.

     On January 24, 2001, the Subcommittee held a telephonic meeting in which CSFB again reviewed with the Subcommittee CSFB's evaluation of the Offer. CSFB then provided its oral opinion, subsequently confirmed in writing, that the Offer Price is inadequate, from a financial point of view, to the Public Stockholders.

     On January 31, 2001, the Offer expired.

     (b) (ii) Reasons for Recommendation. The Subcommittee, with the assistance of CSFB, has evaluated the terms of the Offer and possible alternatives to the Offer. In addition to the factors described above under "Background of the Offer and Recommendation," in reaching its determination that the Offer is not in the best interest of the Public Stockholders and recommending that the Public Stockholders reject the Offer the Subcommittee considered the following material factors:

          (A) Price. The Subcommittee's belief that the Offer Price is inadequate.

             (1) The Subcommittee's belief that the Offer Price does not reflect the inherent value of the Company. The Subcommittee believes that Purchaser's $10.50 per share Offer Price does not reflect the inherent value of the Company. The Subcommittee bases this belief on its familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects and with the nature of the markets in which the Company operates. In this regard, the Subcommittee particularly considered:

           - The Company's strengths and growth opportunities, including without limitation the Company's leading market position and the current capacity expansion program that will increase the Company's annual brass rod production capacity by one-third to in excess of 400 million pounds. The capacity expansion program is expected to be operational by the end of the first quarter in 2002, and also will enhance the Company's ability to expand its brass rod product offerings and establish the infrastructure to further increase the Company's brass rod annual production capacity to in excess of 500 million pounds with substantially lower incremental costs.

           - The Third Party Bidder's proposal, described above, includes a price component for the Company's brass rod division of $11.00 per share plus an incremental value based on Leavitt Tube sale proceeds. The Subcommittee estimates this proposal provides an implied per share cash purchase price of between $12.00 and $13.00 per share.

           - The Company currently is in the process of soliciting buyers for Leavitt Tube. The Third Party Bidder's proposal, which includes incremental consideration based on the sale proceeds of Leavitt Tube, supports the Subcommittee's view that the uncertainty regarding the disposition of Leavitt Tube adversely affects the value of the Company. The Subcommittee believes that, because Court Square and Purchaser are not willing to support the Third Party Bidder's proposal and Purchaser's Offer Price is below the value of the Third Party Bidder's price component for the Chase Brass & Copper Company rod division, it is in the best interest of the Company's stockholders for the Company to complete the disposition of Leavitt Tube so as to maximize the value obtainable for Leavitt Tube, which in turn should increase the value of the Company.

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

           - The Company's Common Stock is not widely held, does not generally trade in large volumes, and recently has traded at an earnings multiple less than comparable companies. Specifically: (i) the average daily trading volume in the Common Stock over the three month and one year period ended December 15, 2000, was approximately 5,610 and 9,000, respectively (or 0.06% and 0.10%, respectively, of the Company's total Common Stock); (ii) as of September 30, 2000, over 50% of the Company's total outstanding shares of Common Stock, and over 70% of the Company's total outstanding shares of Common and Nonvoting Stock, was held by 5% holders (including CVC, other insiders, and certain institutional holders); (iii) the Common Stock was trading at approximately 5.8 times latest twelve months earnings as of December 15, 2000, prior to commencement, as compared to a mean and median multiple for comparable companies of 17.2 times and 12.2 times, respectively, as of January 5, 2001. Thus, the Subcommittee concluded that the apparent premium associated with the Offer is misleading inasmuch as it is derived from a market price that does not represent the inherent value of the Company.

           - Management's projections for the Company and CSFB's valuation analysis which took into consideration these projections.

           Notwithstanding the Subcommittee's belief that the Offer Price is inadequate, there can be no assurance that, if the Board determines to pursue a business combination transaction involving the Company other than the Offer and proposed Merger, a transaction can be effected at a price higher than the Offer Price, or at all.

             (2) Opinion of CSFB that the Offer Price is inadequate. The Subcommittee has received the oral opinion of CSFB, the financial advisor to the Subcommittee, that the Offer Price is inadequate, from a financial point of view, to the Public Stockholders. This opinion was expressed after reviewing with the Subcommittee many of the factors referred to herein and various financial criteria used in assessing the Offer, and were based on various assumptions and subject to various limitations discussed with the Subcommittee.

          (B) Conditions. The Subcommittee's belief that the Offer is subject to certain conditions that will not be satisfied, and, therefore, the Offer will not succeed. According to the Schedule TO, there are significant uncertainties and contingencies associated with the Offer, including conditions which (i) are in the sole discretion of Purchaser, (ii) are subject to external events not directly related to the Company or (iii) are not within the control of the Company or Purchaser. Included among these contingencies are the following conditions:

             (1) Rights Redemption Condition. The Company's preferred share purchase rights must be redeemed by the Company at the redemption price of $.0001 per right (the "Rights Redemption Condition"). The Board has not taken any action to redeem the preferred share purchase rights in response to the Offer. The Subcommittee, which members constitute a majority of the Board, does not intend to recommend to the Board that it approve the Offer, or redeem the preferred share purchase rights, because the Subcommittee believes that the Offer is inadequate and not in the best interest of the Public Stockholders. Therefore, the Rights Redemption Condition will not be satisfied.

          Factors discussed by CSFB with the Subcommittee included CSFB's valuation analysis of the Company prepared utilizing various valuation methodologies including sum of parts (considering comparable public company valuation multiples, merger and acquisition comparable transactions and discounted cash flow analysis), a leveraged recapitalization methodology and a leveraged buyout valuation methodology.

             (2) Financing. The Offer is subject to Purchaser obtaining financing on terms at least as favorable as described in Purchaser's financing commitment letters provided by PNC Bank (filed as Exhibits
        (b)(1) and (b)(2) to the Schedule TO). According to the Schedule TO, Purchaser estimates that the total amount of funds required for Purchaser to purchase up to an aggregate of

        2,300,000 shares in the Offer, to purchase the remaining outstanding shares (other than the shares owned by Purchaser) through the proposed Merger, and to pay fees and expenses related thereto will be approximately $105,000,000. The Purchaser plans to obtain all funds needed for the Offer and proposed Merger through borrowings under two credit facilities with respect to which two commitment letters (the "PNC Commitment Letters") have been provided to Purchaser from PNC Bank, National Association ("PNC Bank") providing for a $30,000,000 senior secured tender offer credit facility (the "Tender Facility") and a $120,000,000 aggregate senior secured credit facility comprised of two revolving credit facilities, two term loans and an equipment line (the "Merger Facilities" and, together with the Tender Facility, the "Credit Facilities"). The Subcommittee understands that the Offer will be financed pursuant to the Tender Facility, with the proposed Merger being financed pursuant to the Merger Facilities. Pursuant to the PNC Commitment Letters, proceeds of the Tender Facility are to be used to finance the purchase of up to an aggregate of 2,300,000 shares and to maintain a reserve to pay up to six months interest on the Tender Facility and fees and expenses that become due within six months after the Offer. Proceeds of the Merger Facilities are to be used to (i) refinance the borrowings of the Purchaser under the Tender Facility,
        (ii) finance the payment of the consideration payable in the proposed Merger to holders of the Common Stock, (iii) refinance existing indebtedness of the Company, and (iv) pay the fees and expenses of the Offer and the proposed Merger. In addition, the proceeds under the revolving credit portion of the Merger Facilities are to be used for working capital and general corporate purposes. The financing commitment is subject to a number of conditions, including without limitation completion of due diligence by PNC Bank, yet to be determined financial ratio covenants, and that there be no more than $100 million outstanding under the Merger Facility at the time of closing of the proposed merger and other undisclosed conditions. The Subcommittee believes that, given these contingencies and the Company's current and anticipated debt levels and capital expenditure requirements, among other things, the conditions to the financing as currently proposed will not be satisfied to the extent necessary to provide Purchaser with sufficient funds to purchase the 2,300,000 shares of Common Stock in the Offer and the remaining outstanding shares not owned by Purchaser in the Merger at a per share price of $10.50 in cash. The Subcommittee bases its belief, in part, on the Company's projected cash flows from operations and capital spending in 2001, which indicate that the Company's borrowing requirements during and at the end of 2001 would exceed availability under Purchaser's financing commitment, and the following specific factors: based on the Company's projections, the Credit Facilities do not provide for an unused portion for daily operational borrowing availability; the Company's projected capital spending, of which approximately 75% has been committed, exceed Purchaser's capital spending projections by $28.6 million in 2001; and the financing availability would be reduced by the Company's letters of credit, amounts needed to fund buyout of the Company's stock options and fees associated with the Offer, which the Company projects would be approximately $15 million in the aggregate. In evaluating the PNC Financing Commitments, the Subcommittee also considered that the PNC Bank Commitment Letter for the Tender Facility states that it was issued in reliance on information provided by CVC, which included projections for 2000 through 2004 as disclosed in the Schedule TO and, as disclosed by the Company subsequent to commencement of the Offer, the Company's current projected earnings for 2001 through 2005 are approximately 10% lower than the projections disclosed by Purchaser in the Schedule TO. When this information was communicated to Mr. McWilliams, he acknowledged that this could adversely affect Purchaser's financing.

          Purchaser may terminate or amend the Offer if the Offer financing is not available and, even if Purchaser consummates the Offer but the Merger financing conditions are not satisfied, Purchaser may postpone or be unable to proceed with the Merger, thereby subjecting the Public Stockholders to the risks described under (E) below. Furthermore, the financing for the Offer is subject to approval of the Offer by the Board. The Board has not taken any action to approve the Offer and the Subcommittee, which members comprise a majority of the Board, does not intend to recommend to the Board that it approve the Offer because the Subcommittee believes that the Offer is inadequate and not in the best interest of the Public Stockholders. Therefore, the financing condition will not be satisfied.

          (C) Inadequately Compensates Public Stockholders for value of Leavitt Tube and future value associated with capacity expansion program. The Subcommittee believes that the Offer is an attempt by CVC, through Purchaser, to capture for itself, without adequately compensating the Public Stockholders, 100% of the net cash proceeds (including tax benefits) to be recognized on a sale or disposition of Leavitt Tube and the future growth in revenues, net income and cash flow that are expected to be realized from the implementation of the Company's capacity expansion program, which is expected to be operational by the end of the first quarter of 2002.

          (D) Merger Consideration. The Schedule TO states that Purchaser intends to carry out a second-step merger if the Offer is successful. However, the Schedule TO does not guarantee that the merger will occur or the consideration to be received by Company stockholders if a second-step merger occurs. Rather, Purchaser has reserved the right to amend the terms of the Merger or to pursue an alternative second-step business combination transaction involving the Company in which the shares of Common Stock not owned by Purchaser would be converted into or exchanged for cash, shares of Purchaser's common stock and/or other securities or consideration. Therefore, Public Stockholders who continue to hold Common Stock after the Offer, either because they did not tender their shares in the Offer or the Offer was oversubscribed and the tendered shares were purchased pro rata, will have no assurance of the consideration that will be provided pursuant to the Merger and, during the period from the closing of the Offer until the Merger, if consummated at all, will be subject to the risks described in (E) below. The Board believes that the absence of a firm commitment for a second-step merger in which non-tendering Public Stockholders receive cash consideration equal to the consideration received by stockholders whose shares are purchased in the Offer is unacceptable because it could be harmful to the Company's Public Stockholders.

          (E) Effect on Liquidity and Value. Following completion of the Offer and prior to the effective date of the Merger, if consummated at all, the purchase of shares of Common Stock by Purchaser pursuant to the Offer or any subsequent open market or privately negotiated purchases would reduce the number of shares of Common Stock that might otherwise trade publicly and may reduce the number of holders of shares of Common Stock. As acknowledged by Purchaser in the Schedule TO, this could adversely affect the liquidity and market value of the remaining shares held by the Public Stockholders and may result in the Common Stock ceasing to meet the requirements for continued listing on the New York Stock Exchange. As a result of this and the matters described in items (B)(2) and (D) above, after the Offer Public Stockholders may not have an established market to dispose of their shares, may experience reduced value as a result thereof and the uncertainty of the Merger consideration and, if the Merger is postponed or fails to occur, may be required to hold their shares of Common Stock for an indefinite period of time.

     The Subcommittee has communicated to Mr. McWilliams the deficiencies in the Offer described above and requested Mr. McWilliams to increase the Offer Price and to specifically address the financing and Merger consideration deficiencies described above. Notwithstanding that Court Square and Purchaser have acknowledged that they expected the Company to investigate alternatives and indicated that they would be willing to negotiate the terms of the Offer with the Company, Court Square and Purchaser have refused to support the higher Third Party Bidder's proposal, refused to increase the Offer Price and failed to address the financing and Merger consideration deficiencies described above.

     The description set forth above of the factors considered by the Subcommittee is not intended to be exhaustive, but summarizes the material factors considered. The members of the Subcommittee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of their financial and legal advisors. In light of the number and variety of factors that the Subcommittee considered in connection with its evaluation of the Offer, the Subcommittee found it impracticable to assign relative or specific weights to the foregoing factors, and, accordingly, the Subcommittee did not do so. Individual members of the Subcommittee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others. Throughout its

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

deliberations, the Subcommittee received the advice of Credit Suisse First Boston Corporation, its financial advisors, and Vinson & Elkins L.L.P., its legal counsel.

     (c) Intent to Tender. According to the Schedule TO, Thomas F. McWilliams and Charles E. Corpening intend to tender their shares into the Offer, except to the extent that the tendering would subject either of them to the "short-swing" profit rules of Section 16(b) of the Exchange Act. To the knowledge of the Company, each other executive officer, director, affiliate or subsidiary of the Company who or which owns shares of Common Stock currently intends to hold and not tender any shares of Common Stock owned of record or beneficially by such parties.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CHASE INDUSTRIES INC.

                                            By: /S/ MARTIN V. ALONZO
                                              ----------------------------------
                                              Martin V. Alonzo
                                              President and Chief Executive
                                                Officer

February 1, 2001

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